EXHIBIT 1

MINUTES OF THE ANNUAL GENERAL MEETING

OF THE SHAREHOLDERS OF

JACADA LTD.

(THE “COMPANY”)

HELD ON AUGUST 24, 2003

Mr. Yossie Hollander, the Chairman of the Board of Directors of the Company, called the Annual General Meeting (the “Meeting”) to order at 09:00 AM (Israeli Time) at the offices of the Company, 11 Galgalei Haplada Street, Herzliya 46722, Israel, after an advanced written notice was given in accordance with the Company’s Articles of Association (the “Articles”) to all the Company’s shareholders of record as of July 16, 2003. Mr. Yossie Hollander called the roll and announced the presence of the shareholders present at the Meeting in person or by proxy. Present in person or by proxy were shareholders holding, in the aggregate, 15,855,757 Ordinary Shares, par value NIS 0.01 per share of the Company, constituting 83.41% of the voting power of the Company.

Mr. Hollander declared that the Meeting could be lawfully held and that a quorum, pursuant to Article 26(b) of the Articles, is present.

Mr. Hollander was appointed as Chairman of the Meeting in accordance with Article 27 of the Articles.

Mr. Hollander described the business of the Company and asked shareholders present at the meeting to raise any questions with respect thereof. No questions were asked.

THE AGENDA:

1.	To re-elect Mr. Amnon Shoham to the Board of Directors of the Company to serve as Class I Director and as an External Director (as defined in the Israeli Companies Law—1999 (the “Companies Law”)) for an additional period of 3 years;

2.	To re-elect Mr. Ohad Zuckerman to the Board of Directors of the Company to serve as Class I Director and as an External Director (as defined in the Companies Law) for an additional period of 3 years;

3.	To re-appoint Kost, Forer and Gabbay, a member of Ernst & Young International, as the independent auditors of the Company for the year ending December 31, 2003 and for such additional period until the next Annual Shareholders’ Meeting, and to authorize the Board to fix the remuneration of the independent auditors;

4.	To amend Article 67 of the Articles of Association of the Company, so as to allow the Company to enter into indemnification agreements with its directors and officers to the fullest extent permitted under the Companies Law;

5.	To approve the terms of compensation of certain Directors and the grant of options to the Directors;

6.	To approve the Company’s 2003 Share Option and Incentive Plan (the “Plan”), as adopted by the Board on February 4, 2003, for the grant of options under the Plan to directors, employees, consultants and advisors of the Company;

7.	To authorize and approve the reservation of 2,000,000 Ordinary Shares, par value NIS 0.01 each, of the Company for the grant of options under the Plan;

8.	To approve and authorize indemnification agreements under which the Company undertakes to indemnify its directors to the fullest extent permitted under the Companies Law.

THE MEETING

The Chairman then presented for consideration of the shareholders the following resolutions, all of which were duly adopted as indicated below:

1.	RESOLVED, that Mr. Amnon Shoham be, and he hereby is, re-elected to serve as an External Director of the Company for a term of three years, until the third Annual General Meeting following this Meeting.

For: 15,772,402 shares constituting 99.9% of the shares voting.

Against: 12,295 shares constituting 0.08% of the shares voting.

Abstain: 1,570 shares constituting 0.01% of the shares voting.

69,490 shares chose not to participate in this vote (constituting 0.36% of shares eligible to vote).

2.	RESOLVED, that Mr. Ohad Zuckerman be, and he hereby is, re-elected to serve as an External Director of the Company for a term of three years, until the third Annual General Meeting following this Meeting.

For: 15,771,950 shares constituting 99.9% of the shares voting.

Against: 12,547 shares constituting 0.08% of the shares voting.

Abstain: 1,770 shares constituting 0.01% of the shares voting.

69,490 shares chose not to participate in this vote (constituting 0.36% of shares eligible to vote).

3.	RESOLVED, that the Company’s independent auditors, Kost, Forer and Gabbay, be, and they hereby are, re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2003 and for such additional period until the next Annual Shareholders’ Meeting, such re-appointment having been previously approved by the Audit Committee of the Board. The Board of Directors be, and it hereby is, authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee of the Board.

For: 15,775,707 shares constituting 99.9% of the shares voting.

Against: 7,160 shares constituting 0.045% of the shares voting.

Abstain: 3,400 shares constituting 0.02% of the shares voting.

69,490 shares chose not to participate in this vote (constituting 0.36% of shares eligible to vote).

4.	RESOLVED, that Article 67 of the current Articles of Association be deleted and replaced in its entirety with the following:

“67. INDEMNITY AND INSURANCE

Subject to the provisions of the Companies Law with regard to such matters and to the maximum extent permitted under the Companies Law:

(a)	the Company may enter into a contract for the insurance of all or part of the liability of an Office Holder (as defined in the Companies Law) with respect to an obligation imposed on such Office Holder due to an act performed by him in his capacity as an Office Holder of the Company arising from any of the following:

(i)	a breach of his duty of care to the Company or to another person.

(ii)	a breach of his duty of loyalty to the Company, provided that the Office Holder acted in good faith and had reasonable cause to assume that such act would not prejudice the interests of the Company.

(iii)	a financial liability imposed on such Office Holder in favor of another person.

(b)	the Company may indemnify, and may undertake in advance to indemnify, an Office Holder in respect of liability or expense set forth in subparagraph (c) below, provided that an advance undertaking to indemnify shall be limited to those categories of events, and to such amounts, as the Board of Directors may, at the time of the giving of such undertaking to indemnify, in its opinion deem to be reasonable under the circumstances.

(c)	the Company may indemnify, and undertake to indemnify, an Office Holder for any liability and expense that may be imposed on such Office Holder due to an act performed by him in his capacity as an Office Holder as follows:

(1)	a financial liability imposed on an Office Holder in favor of another person by a court judgment, including a compromise judgment given as a result of a settlement or an arbitrator’s award which has been confirmed by a court; and

(2)	reasonable litigation expenses, including attorneys’ fees, expended by an Office Holder or which were imposed on an Office Holder by a court in proceedings instituted against him by the Company or in its name or by any other person or in a criminal charge on which he was acquitted or in a criminal proceeding in which he was convicted for a criminal offense that does not require proof of criminal intent.

(d)	the Company may release, in advance, all or part of an Office Holder’s liability to the Company for damage which arises from the breach of his duty of care to the Company.

(e)	The provisions of this Article 67 are not intended, and shall not be interpreted, to restrict the Company in any manner in respect of the procurement of insurance and/or in respect of indemnification (i) in connection with any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder, and/or (ii) in connection with any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under law; provided that the procurement of any such insurance and/or the provision of any such indemnification shall be approved by the Board or in such manner as may be required by the Companies Law.”

For: 15,729,887 shares constituting 99.2% of the shares voting.

Against: 114,470 shares constituting 0.72% of the shares voting.

Abstain: 11,400 shares constituting 0.07% of the shares voting.

5.	RESOLVED, to ratify and approve the resolution of the Board of Directors of the Company, dated April 30, 2003, to establish a compensation package for all the directors other than Gideon Hollander, by which such directors will be paid $750 for each Board meeting attended and each Board committee meeting attended and that such compensation become effective upon the first such meeting following April 30, 2003.

FURTHER RESOLVED, to ratify and approve the resolution of the Board of Directors of the Company, dated March 2, 2003, to grant to (a) Ohad Zuckerman options to purchase up to 50,000 Ordinary Shares, and (b) Naomi Atsmon options to purchase up to 50,000 Ordinary Shares, all as detailed in the aforementioned resolution of the Board of Directors, at an exercise price of US $1.40 per share.

FURTHER RESOLVED, to ratify and approve the resolution of the Board of Directors of the Company, dated January 31, 2003, to grant to (a) Amnon Shoham options to purchase up to 50,000 Ordinary Shares, (b) Yossie Hollander options to purchase up to 50,000 Ordinary Shares, and (c) Gideon Hollander options to purchase up to 250,000 Ordinary Shares, all as detailed in the aforementioned resolution of the Board of Directors, at an exercise price of US $1.20 per share.

For: 8,459,627 shares constituting 96.2% of the shares voting.

Against: 128,672 shares constituting 1.46% of the shares voting.

Abstain: 206,220 shares constituting 2.3% of the shares voting.

7,061,238 shares chose not to participate in this vote (constituting 37% of shares eligible to vote).

6.	RESOLVED, to approve the Company’s 2003 Share Option and Incentive Plan (the “Plan”), as adopted by the Board on February 4, 2003, and to authorize the Board to grant options under the Plan from shares reserved for the grant of Options under the Plan to directors, employees, consultants and advisors of the Company.

For: 8,461,204 shares constituting 96.2% of the shares voting.

Against: 128,495 shares constituting 1.46% of the shares voting.

Abstain: 204,820 shares constituting 2.3% of the shares voting.

7,061,238 shares chose not to participate in this vote (constituting 37% of shares eligible to vote).

7.	RESOLVED, to approve the reservation of 2,000,000 Ordinary Shares, par value NIS 0.01 each, of the Company for the grant of options under the Plan to directors, employees, consultants and advisors of the Company.

For: 8,460,004 shares constituting 96.1% of the shares voting.

Against: 130,495 shares constituting 1.48% of the shares voting.

Abstain: 204,020 shares constituting 2.3% of the shares voting.

7,061,238 shares chose not to participate in this vote (constituting 37% of shares eligible to vote).

8.	RESOLVED, to approve and authorize the indemnification agreements between the Company and each of its Directors, and to authorize and empower the Chairman to sign, execute and enter on behalf of the Company into all such agreements with the Directors of the Company.

For: 15,519,611 shares constituting 97.8% of the shares voting.

Against: 124,496 shares constituting 0.785% of the shares voting.

Abstain: 211,650 shares constituting 1.33% of the shares voting.

IN WITNESS WHEREOF, all the aforementioned resolutions were duly adopted in accordance with the Articles of Association of the Company and all requirements prescribed by applicable law.

There being no further business. the Meeting was adjourned.

/s/ Yossie Hollander

CHAIRMAN—YOSSIE HOLLANDER